UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

FORM 6-K

_____________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2025

Commission File Number: 001-40816

_____________________

Argo Blockchain plc
(Translation of registrant’s name into English)
_____________________

Eastcastle House
27/28 Eastcastle Street
London W1W 8DH
England
(Address of principal executive office)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description Financial Update and Listing Suspension Request dated 30 April 2025

Press Release

30 April 2025

Argo Blockchain plc
("Argo" or "the Company")

SEC Comment Letter Cleared

Publication Delay of Annual Financial Report to on or around 9 May 2025

 2024 Preliminary Unaudited Financial Highlights

Argo Blockchain plc announces that there will be a delay to the publication of its annual financial report for the year ended 31 December 2024 (2024 Financial Statements).

In accordance with the UK Listing Rules and the Disclosure Guidance and Transparency Rules, the Company is required to publish the 2024 Financial Statements by 30 April 2025. The Company's auditor, PKF Littlejohn LLP, has advised the Company that, while the audit process is near completion, it will not be finalised by the deadline.

The delay is due to management time and auditor resources being directed toward the restatement of the Company's annual report on Form 20-F for the year ended 31 December 2023 (2023 20-F).  The restatement was filed in response to a comment letter received from the Securities and Exchange Commission (SEC) in connection with the SEC's review of the 2023 20-F to clarify the accounting treatment of the Company's digital assets. The restatement had to be completed prior to the finalisation of the 2024 Financial Statements.The Company filed its restated accounts with the SEC on 22 April 2025 and the SEC completed their review on 25 April 2025. The result of the restatement of the 2023 20-F was a decrease to the net loss in 2023 and 2022 and a decrease to net income in 2021. There was a reclassification of cash flows between operating activities and investing activities. There was no change to revenue or cash in any of the periods reported.

As a result of this delay, the Company has, in accordance with the UK Listing Rules, requested a temporary suspension of the listing of its ordinary shares from the Official List of the FCA and from trading on the Main Market of the London Stock Exchange with effect from 7:30 a.m. on 1 May 2025, pending publication of the 2024 Financial Statements.

The Company is working diligently with its auditors, PKF Littlejohn LLP, to complete the audit of the 2024 Financial Statements and expects to publish them on or around 9 May 2025. The Company will request a restoration of the listing of and trading in its ordinary shares following the publication of the 2024 Financial Statements.

In the meantime, the Company is providing the following unaudited preliminary financial highlights for the year ended 31 December 2024 with 31 December 2023 comparative:

	2024	2023
	($millions)	($millions)
	(unaudited)
Total revenue:	$47.0	$50.6
Net loss:	($54.4)	($34.6)
Adjusted EBITDA	$5.6	$7.7
Cash balance at 31 December 2024:	$8.6	$7.4

These preliminary results are unaudited and subject to change based on the completion of the full year-end audit process.

This announcement contains inside information.

For further information please contact:

Argo Blockchain
Investor Relations	ir@argoblockchain.com
Tennyson Securities
Corporate Broker Peter Krens	+44 207 186 9030
Fortified Securities
Joint Broker Guy Wheatley, CFA	+44 7493 989014 guy.wheatley@fortifiedsecurities.com
Tancredi Intelligent Communication UK & Europe Media Relations	argoblock@tancredigroup.com

About Argo:

Argo Blockchain plc is a dual-listed (LSE: ARB; NASDAQ: ARBK) blockchain technology company focused on large-scale cryptocurrency mining. With a mining facility in Quebec and offices in the US, Canada, and the UK, Argo's global, sustainable operations are predominantly powered by renewable energy. In 2021, Argo became the first climate positive cryptocurrency mining company, and a signatory to the Crypto Climate Accord. For more information, visit www.argoblockchain.com.

Forward looking statements

This announcement contains "forward-looking statements," which can be identified by words like "may," "will," "likely," "should," "expect," "anticipate," "future," "plan," "believe," "intend," "goal," "seek," "estimate," "project," "continue" and similar expressions. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company's current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company's control. The information in this announcement about future plans and objectives of the Company are forward-looking statements. The Company's actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company's actual results and financial condition to differ materially from those indicated in the forward-looking statements include, market and other conditions, the principal risks and uncertainties listed in the risk factors set forth in our Annual Report and Financial Statements and restated Form 20-F for the year ended 31 December 2023, and our Interim Report as of 30 September 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 April, 2025	ARGO BLOCKCHAIN PLC By: /s/ Jim MacCallum Name: Jim MacCallum Title: Chief Financial Officer